Exhibit 12.1
ACCO Brands Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	For the year ended December 31,
(in millions of dollars, except ratios)	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	$12.1	$(246.1)	$50.6	$(0.1)	$93.7
Add (deduct):
Fixed charges	76.0	72.2	73.1	70.5	36.3
Capitalized interest	—	(0.5)	(0.6)	—	—
Equity in earnings of joint ventures	(4.4)	(6.5)	(6.8)	(3.9)	(2.4)
Distributed income of earnings of joint ventures	0.3	9.4	1.2	1.8	—

Total earnings (loss) available for fixed charges	$84.0	$(171.5)	$117.5	$68.3	$127.6

Fixed charges:
Interest expense and amortization of debt discount	$67.2	$63.7	$64.1	$61.1	$28.8
Capitalized interest	—	0.5	0.6	—	—
Rental expense — interest component (a)	8.8	8.0	8.4	9.4	7.5

Total fixed charges	$76.0	$72.2	$73.1	$70.5	$36.3

Ratio of earnings to fixed charges (b)	1.1	—	1.6	—	3.5

(a)	One third of rent expense is deemed to be representative of interest.

(b)	Earnings were inadequate to cover fixed charges by $243.7 million for the year ended December 31, 2008 and by $2.2 million for the year ended December 31, 2006.